December 2, 2005



Mr. Jimmy D. Wright
Chief Financial Officer
Westside Energy Corporation
4400 Post Oak Parkway, Suite 2530
Houston, Texas  77027


	Re:	Westside Energy Corporation
		Form 10-KSB for Fiscal Year Ended December 31, 2004 Filed March 28, 2005, as amended
		Forms 10-QSB for Fiscal Quarters Ended
      March 31, 2005, June 30, 2005 and September 30, 2005
      Filed May 16, 2005 and August 9, 2005, as amended
      and November 14, 2005
      Response Letters Dated October 11, 2005 and November 15,
2005
		File No. 1-32533

		Post-Effective Amendment No. 1 to Form SB-2
		Filed October 11, 2005
		File No. 333-120659


Dear Mr. Wright:

      We have reviewed your filings and response letters and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.


Form 10-KSB for the Fiscal Year Ended December 31, 2004, as amended

Note 1. Summary of Significant Accounting Policies, page F-6

Oil and Gas Properties, page F-6

1. We have reviewed your response to comment number five included in
our letter dated September 15, 2005 and comment number seven included
in our letter dated October 27, 2005.   Please expand your policy
disclosure to incorporate the information provided in these responses. In this regard, clearly explain the manner by which you utilize the 3-D seismic data, the criteria used to determine if these costs represent development versus exploration costs and how you account for these costs.

Post-Effective Amendment No. 1 to Form SB-2

General

2. Please update the interim financial statements and the related management`s discussion and analysis discussion as needed. Refer to
Item 310(g) of Regulation S-B.

3. Please update your independent auditors` consent.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Regina Balderas at (202) 551-3722 or Jill
Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.
Please contact Jason Wynn at (202) 551-3756 with any other questions.
Direct all correspondence to the following ZIP code:  20549-7010.

								Sincerely,



								Jill S. Davis
								Branch Chief


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Mr. Jimmy D. Wright
Westside Energy Corporation
December 2, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010